[EVERSHEDS SUTHERLAND (US) LLP]

DODIE KENT

DIRECT LINE: 212-389-5080

E-mail: Dodie.Kent@eversheds-sutherland.com

April 13, 2018

VIA EMAIL AND EDGAR

David L. Orlic

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-8629

Re:	Great American Life Insurance Company

Response to Comments on Registration Statement on Form S-1

File No. 333-207914

Dear Mr. Orlic:

On November 21, 2017, Great American Life Insurance Company (the “Company”) filed Post-Effective Amendment No. 3 to the above-referenced registration statement for certain deferred annuity contracts (the “Registration Statement”). On January 10, 2018, the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) provided comments to the Company based on its review of Post-Effective Amendment No. 3. The Company previously responded to those comments in a letter filed with the Commission on February 7, 2018. On March 1, 2018, the Staff provided additional comments to the Company upon further review of Post-Effective Amendment No. 3 and the Company’s previous responses to Staff comments.

On behalf of the Company, we are transmitting for filing this letter responding to the Staff’s comments provided to the Company on March 1, 2018. The Company is transmitting with this letter marked pages reflecting such changes.

After the staff has reviewed the Company’s responses, the Company will file Post-Effective Amendment No. 4 to the Registration Statement. Post-Effective Amendment No. 4 will incorporate changes based on the Company’s responses to all Staff comments on Post-Effective Amendment No. 3. Post-Effective Amendment No. 4 will also include previously-omitted information (including financial statements), updated company information and information related to the financial statements, and other non-material changes that the Company deemed appropriate.

In addition, and as previously discussed with the Staff, Post-Effective Amendment No. 4 will also include a new prospectus for a variation of the deferred annuity contracts offered under the Registration Statement and the Company will request selective review of that prospectus.

Set forth below in italics is each Staff comment provided to the Company on March 1, 2018, and each comment is immediately followed by the Company’s response thereto. Terms not defined herein have the meanings ascribed to them in the Registration Statements.

Comment One: If there is no vesting factor for a negative index change, bold this disclosure in the prospectus.

Response:

On page 9, this disclosure has been bolded in the Vesting Factors discussion set out in the Summary.

Comment Two: Explain that, with respect to each strategy, there is a risk of loss of principal due to the imposition of an early withdrawal charge.

Response:

On page 11, a separate risk factor labeled “Loss of Principal Related to Early Withdrawal Charge” has been added to the Risk Factors section.

Comment Three:

Clarify that a reduction in the value of a strategy due to the imposition of an early withdrawal charge may occur even it there has been a positive investment performance. Also clarify that positive performance in both prior and current terms may be eliminated by an early withdrawal charge

Response:

On page 11, disclosure that addresses these points has been added to the “Loss of Principal Related to Early Withdrawal Charge” discussion in the Risk Factors section.

Comment Four:

In the Payout Options chart, explain any additional consequences if the annuitant dies after the annuity payout initiation date but before the first payment.

Response:

On pages 49-50, additional disclosure related to such consequences has been added the Payout Option chart.

*    *    *

The Company also plans to file acceleration requests for the Registration Statement to be declared effective by the Commission on May 1, 2018 or as soon as practical thereafter. In that regard, the Company respectfully requests that the Staff review and provide any additional comments on the Registration Statement (including the new prospectus) as soon as practicable to facilitate the requested effectiveness date. If the Company can be of any help to the Staff, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Dodie Kent

Dodie Kent

Page 9 of Index Frontier 7 Prospectus

Indexed Strategy Value and Investment Base

At the start of a Term, the value of an Indexed Strategy is equal to the Investment Base for that Term, which is the amount applied to that Strategy for that Term.

During a Term, a Vested Gain increases the Strategy value or a Vested Loss reduces the Strategy value.

A withdrawal reduces the Strategy value, including the value of any Conserve Strategy, by the amount of the withdrawal and related Early Withdrawal Charge.

A withdrawal reduces the Investment Base by the portion of the Investment Base needed to pay for the withdrawal and related Early Withdrawal Charge. The reduction in the Investment Base is proportional to the reduction in the Strategy value.

Vested Gains and Losses

•   Each day of a Term, the value of an Indexed Strategy is adjusted for the Vested Gain or Loss since the start of that Term. We use the following formulas to calculate Vested Gains and Losses.

•   Vested Gain = any positive Index Change for the Term (but not exceeding the Maximum Gain set for the Term) x applicable Vesting Factor for that day x remaining Investment Base for the current Term.

•   Vested Loss = any negative Index Change for the Term (after taking into account the Maximum Loss for the Term) x remaining Investment Base for the current Term.

Maximum Gains

We set a Maximum Gain for each Indexed Strategy prior to the start of each Term. This means the Maximum Gain for an Indexed Strategy may change for each Term. At least 30 days before the next Term starts, we will notify you of the Maximum Gain that will apply to an Indexed Strategy for that Term.

In general, we will set a higher Maximum Gain for a Growth Strategy than the Maximum Gain for a Conserve Strategy that uses the same Index.

Maximum Losses	The Maximum Loss for each Term of a Conserve Strategy is 0%.

The Maximum Loss for each Term of a Growth Strategy is a loss of 10%.

Vesting Factors	We set the Vesting Factors for the Indexed Strategies on the Contract Effective Date.

•   For a positive Index Change during a Term, the Vesting Factors are 25% for any date within the first six months of a Term; 50% for any date within the final six months of a Term but before the final Market Date of the Term; and 100% on or after the final Market Date of the Term. A Vesting Factor below 100% limits any positive increase during a Term.

• For a negative Index Change during a Term, there is no Vesting Factor.

Declared Rate Strategy

Amounts held under the Declared Rate Strategy are credited with interest daily throughout a Term at a rate we set before that Term begins. This means the interest rate for the Declared Rate Strategy may change for each Term. A Declared Rate will never be less than 1%. At least 30 days before the next Term starts, we will notify you of the Declared Rate that will apply to the Declared Rate Strategy for that Term.

Strategy Renewals

At the end of each Term of a given Crediting Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term will not include any amount that is moved as part of a reallocation at the Term end.

Strategy Reallocations	At the end of a Term, you may reallocate the ending values of the Crediting Strategies for that Term among the Strategies.

Access to Your Money Through Withdrawals	You may take a withdrawal from your Contract at any time prior to the Annuity Payout Initiation Date.
• During the first seven Contract Years, unless you qualify for the Free Withdrawal Allowance or the bailout right as described below, an Early Withdrawal Charge will apply.

• A withdrawal from an Indexed Strategy during a Term will reduce the Investment Base used to calculate adjustments for any subsequent Vested Gain or Loss in that Term.

Early Withdrawal Charge	An Early Withdrawal Charge applies during the first seven Contract Years if you Surrender your Contract or withdraw an amount in excess of the Free Withdrawal Allowance. The charge is equal to the amount subject to the charge multiplied by the applicable rate set out below.

Contract Year	1	2	3	4	5	6	7	8+
Early Withdrawal Charge Rate	8%	7%	6%	5%	4%	3%	2%	0%

Page 11 of Index Frontier 7 Prospectus

The Early Withdrawal Charge does not apply to the Free Withdrawal Allowance or to any withdrawal under the Bailout right.

Bailout Right	We will waive the Early Withdrawal Charge on an amount you withdraw if: (1) you withdraw it at the end of a Term from an Indexed Strategy; and (2) either the Maximum Gain for such Indexed Strategy for the next Term is less than the Bailout Trigger for the current Term, or such Indexed Strategy will not be available for the next Term. If the Bailout right will apply at the end of a Term, we will notify you at least 30 days before the end of that Term.

Payout Options	Like all annuity contracts, the Contract offers a range of Payout Options, which provide payments for your lifetime or for a fixed period. After payments begin, you cannot change the Payout Option or any fixed period you selected. The standard Payout Options are listed below.

• Fixed Period Payout

• Life Payout

• Life Payout with Payments for at Least a Fixed Period

• Joint and One-half Survivor Payout

Death Benefit	A Death Benefit is payable under the Contract if you die before the Annuity Payout Initiation Date. If the Owner is a non-natural person, such as a trust or a corporation, then a Death Benefit is payable under the Contract if an Annuitant dies before the Annuity Payout Initiation Date.

The Death Benefit Value is the greater of: (1) the Account Value as of the applicable date; or (2) your Purchase Payment(s) reduced proportionally for all withdrawals, but not including amounts applied to pay Early Withdrawal Charges.

Tax Deferral	The Contract is generally tax deferred, which means that you are not taxed on the earnings in your Contract until the money is paid to you. Contracts owned by non-natural owners, such as trusts and corporations, are subject to special rules.

A tax-qualified retirement plan such as an IRA also provides tax deferral. Buying the Contract within a tax-qualified retirement plan does not give you any extra tax benefits. There should be reasons other than tax deferral for buying the Contract within a tax-qualified retirement plan.

Right to Cancel	If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation.

Risk Factors

The Contract involves certain risks that you should understand before purchasing it. You should carefully consider your income needs and risk tolerance to determine whether the Contract or a particular Indexed Strategy is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Crediting Strategies you choose.

Loss of Principal Related to Growth Strategy	There is a significant risk of loss of principal and related earnings if you allocate your Purchase Payment(s) to a Growth Strategy. Such a loss may be substantial.

This risk exists for each Growth Strategy because you agree to absorb any loss in the Index during the Term up to the Maximum Loss of 10%. This risk of loss does not exist if you allocate your Purchase Payment(s) to the Declared Rate Strategy or to a Conserve Strategy.

If you allocate money to a Growth Strategy over multiple Terms, you may lose up to 10% each Term, which may result in a cumulative loss that is greater than 10%.

Loss of Principal Related to Early Withdrawal Charge	There is also a risk of loss of principal and related earnings if you take a withdrawal from your Contract or surrender it during the first seven Contract Years. This risk exists for each Strategy because an Early Withdrawal Charge may apply. A withdrawal from any Strategy, including any Conserve Strategy, when an Early Withdrawal Charge applies will reduce the value of the Strategy. This reduction will occur even if there is a Vested Gain on the date of the withdrawal. An Early Withdrawal Charge may reduce the value of an Indexed Strategy by more than increases in the value of the Indexed Strategy resulting from Vested Gains in the current and prior Terms.

Long-Term Nature of Contract	The Contract is a deferred annuity, which means the Annuity Payout Benefit will begin on a future date. We designed the Contract to be a long-term investment that you can use to help build a retirement nest egg and provide income for retirement. The limitations, adjustments and charges included in the Contract reflect its long-term nature.

Page 49 of Index Frontier 7 Prospectus

Payout Options

The standard Payout Options are described below.

Payments under each standard Payout Option are made at the end of a payment interval. For example, if the Annuity Payout Initiation Date is October 31, 2028 and you select annual payments, then the first payment will be paid as of October 31, 2029.

Option	Description for Annuity Payout Benefit	Description for Death Benefit
Fixed Period Payout

We will make periodic payments to you, or to the Annuitant, if you direct, for the fixed period of time that you select.

•   If the payee dies before the end of the fixed period, then we will make periodic payments to the surviving owner(s), or if none, then to the surviving contingent payee(s), or if none, then to the estate of the last payee who received payments.

•   In all cases, payments will stop at the end of the fixed period.

Fixed periods shorter than 10 years are not available.

We will make periodic payments to the Beneficiary for the fixed period of time that you or the Beneficiary selects.

•   If the Beneficiary dies before the end of the fixed period, then we will make periodic payments to the contingent payee designated as part of any Death Benefit Payout Option that you have elected. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments.

•   In all cases, payments will stop at the end of the fixed period.

Life Payout

We will make periodic payments to you, or to the Annuitant, if you direct, for as long as the Annuitant lives.

Payments will stop on the death of the Annuitant. This means that, even if we have made only one payment when the Annuitant dies, payments will stop.

If the Annuitant dies after the Annuity Payout Initiation Date but before the first payment, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested. If applicable, a death benefit will be available.

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

Payments will stop on the death of the Beneficiary. This means that, even if we have made only one payment when the Beneficiary dies, payments will stop.

If the Beneficiary dies after the Annuity Payout Initiation Date but before the first payment, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested. No periodic payments will be made at that time, and the lump sum death benefit will continue to be available to the Beneficiary’s estate.

Life Payout with Payments for at Least a Fixed Period

We will make periodic payments to you, or to the Annuitant, if you direct, for as long as the Annuitant lives.

•   If the Annuitant dies after the end of the fixed period you selected, then payments will stop on the death of the Annuitant.

•   If the Annuitant dies before the end of the fixed period you selected, then we will make periodic payments to the surviving owner(s), or if none, then to the surviving contingent payee(s), or if none, then to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you selected.

Fixed periods shorter than 10 years are not available.

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

•   If the Beneficiary dies after the end of the fixed period selected, then payments will stop on the death of the Beneficiary.

•   If the Beneficiary dies before the end of the fixed period you or the Beneficiary selected, then we will make periodic payments to the contingent payee designated as part of any Death Benefit Payout Option that you have elected. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you or the Beneficiary selected.

Page 50 of Index Frontier 7 Prospectus

Joint and One-Half Survivor Payout

We will make periodic payments to you, or to the primary Annuitant, if you direct, for as long as the primary Annuitant lives.

•   If the primary Annuitant dies and the secondary Annuitant does not survive the primary Annuitant, then payments will stop on the death of the primary Annuitant.

•   If the primary Annuitant dies and the secondary Annuitant is surviving, then we will make one-half of the periodic payment to you, or the secondary Annuitant, if you direct, for the rest of the secondary Annuitant’s life. In this case, payments will stop on the death of the secondary Annuitant.

This means that, even if we have made only one payment when the primary Annuitant dies, payments will stop unless the secondary Annuitant survives.

If the Annuitant dies after the Annuity Payout Initiation Date but before the first payment and the secondary Annuitant agrees, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested. If applicable, a death benefit will be available.

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

•   If the Beneficiary dies and the contingent payee does not survive the Beneficiary, then payments will stop on the death of the Beneficiary.

•   If the Beneficiary dies and the contingent payee designated as part of the Death Benefit Payout Option election is surviving, then we will make one-half of the periodic payment to the contingent payee for the rest of the contingent payee’s life. In this case, payments will stop on the death of the contingent payee.

This means that, even if we have made only one payment when the Beneficiary dies, payments will stop unless the contingent payee survives.

If the Beneficiary dies after the Annuity Payout Initiation Date but before the first payment and the contingent payee agrees, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested. No periodic payments will be made at that time, and the lump sum death benefit will continue to be available to the Beneficiary’s estate.

We will make payments in any other form of Payout Option that is acceptable to us at the time of any election. More than one Payout Option may be elected if the requirements for each Payout Option elected are satisfied. All elected Payout Options must comply with pertinent laws and regulations.

Payments under a Payout Option are calculated and paid as fixed dollar payments. The stream of payments is an obligation of the general account of Great American Life. Fixed dollar payments will remain level for the duration of the payment period. Once payments begin under a Payout Option, the Payout Option may not be changed. Once the Contract value is applied to a Payout Option, the periodic payments cannot be accelerated or converted into a lump sum payment unless we agree.

We will use the 2012 Individual Annuity Reserving Table with projection scale G2 for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed Payout Option factors, values, and benefits under the Contract. For purposes of calculating payments based on the age of a person, we will use his or her age as of his or her last birthday.

Considerations in Selecting a Payout Option

Payments under a Payout Option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life payments are based, and the frequency of the payment interval (monthly, quarterly, semi-annually or annually).

•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For Life Payout Options, the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.